SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 --------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 3)

                         THE SMITHFIELD COMPANIES, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    832245104
                                 (CUSIP Number)

                              Michael H. Cole, Esq.
                             Smithfield Foods, Inc.
                               200 Commerce Street
                           Smithfield, Virginia 23430
                                 (757) 365-3000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                             Gary E. Thompson, Esq.
                                Hunton & Williams
                               951 E. Byrd Street
                            Richmond, Virginia 23219
                                 (804) 788-8200

                                 April 30, 2001
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 80 Pages
                        Exhibit Index appears on page 8.

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CUSIP NO. 832245104                   13D                     Page 2 of 80 Pages
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1          NAME OF REPORTING PERSONS:  Smithfield Foods, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                                                                      52-0845861


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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                (b) [ ]

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3          SEC USE ONLY

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4          SOURCE OF FUNDS

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                     [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

             Virginia
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        NUMBER OF          7       SOLE VOTING POWER
                                   428,496
         SHARES
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
      BENEFICIALLY
                                   1,201,932
        OWNED BY
                           ------- ---------------------------------------------
          EACH             9       SOLE DISPOSITIVE POWER
        REPORTING                  428,496
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
       PERSON WITH                 -0-

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,630,428

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                   [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           76.0%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO, HC
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

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CUSIP NO. 832245104                   13D                     Page 3 of 80 Pages
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1          NAME OF REPORTING PERSONS:  SF Investments, Inc.
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                                                                      51-0326024


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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                (b) [ ]

---------- ---------------------------------------------------------------------
3          SEC USE ONLY

---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS

           AF
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                     [ ]
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
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        NUMBER OF          7       SOLE VOTING POWER
                                   --
         SHARES
                           ------- ---------------------------------------------
                           8       SHARED VOTING POWER
      BENEFICIALLY
                                   --
        OWNED BY
                           ------- ---------------------------------------------
          EACH             9       SOLE DISPOSITIVE POWER
        REPORTING                 --
                           ------- ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER
       PERSON WITH                --

---------- ---------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           428,496

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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES
                                                                   [ ]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.0%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
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

         Reference is made to the statement on Schedule 13D, dated as of June 17, 1991, as amended by Amendment No. 1 thereto, dated as of August 22, 1991, and Amendment No. 2 thereto, dated as of April 26, 2001 (hereinafter collectively referred to as the "Schedule 13D"), filed by Smithfield Foods, Inc., a Virginia corporation ("Smithfield"), and SF Investments, Inc., a Virginia corporation ("SF Investments" and, collectively with Smithfield, the "Reporting Persons"). The percentage of Common Stock reported in this amendment as being beneficially owned by the Reporting Persons is based upon the number of shares of Common Stock outstanding on April 26, 2001, as represented by the Issuer in the Agreement (as defined below). All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the
Schedule 13D.

         The Schedule 13D is hereby amended and supplemented on behalf of the undersigned as set forth below:

Item 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to add the following immediately prior to the fifth paragraph thereof:

         On April 30, 2001, Smithfield entered into an Agreement and Plan of Merger (the "Agreement"), dated as of April 30, 2001, among Smithfield, TSCI Acquisition, Inc., a Virginia corporation and wholly-owned subsidiary of Smithfield ("Acquisition"), and the Issuer. The following summary of the transaction is qualified in its entirety by reference to the Agreement, a copy of which is attached as Exhibit 1 hereto and incorporated by reference as if set forth in full herein.

         Under the terms of the Agreement, Acquisition will be merged with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of Smithfield. Pursuant to the Merger, each share of common stock, no par value per share, of the Issuer (the "Common Stock"), other than shares of Common Stock held by Smithfield or Acquisition and Dissenting Shares (as defined in the Agreement), will be converted into, and become exchangeable for, $8.50 in cash. The transaction has been unanimously approved by the Board of Directors of the Issuer, but remains subject to approval by the Issuer's shareholders and other customary closing conditions. Either party may terminate the Agreement under certain circumstances, including if the Merger has not been consummated on or before September 30, 2001.

         In entering into the Agreement, the Board of Directors of the Issuer took all necessary action under the Issuer's shareholder rights plan to provide that the Merger can be completed without causing outstanding rights to become exercisable.

         Simultaneously with the execution of the Merger Agreement, Richard S. Fuller, Peter D. Pruden, III and James L. Cresimore (the "Shareholders") entered into Voting Agreements (the "Voting Agreements") under which, among other things, the Shareholders agreed to vote all shares of Common Stock over which they exercise voting control for approval of the Merger, which, together with the shares of Common Stock beneficially owned by SF Investments, represent 76.0% of the total outstanding shares of Common Stock. The Voting Agreements terminate automatically upon the termination of the Merger Agreement and the payment of


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

any amounts payable by the Issuer to Smithfield in connection with any such termination. The foregoing summary is qualified in its entirety by reference to the Voting Agreements, the form of which is attached as Exhibit 2 hereto and incorporated by reference as if set forth in full herein.

         Additional information with respect to the transaction is contained in a press release issued by Smithfield on May 1, 2001, which is attached as
Exhibit 3 hereto and incorporated by reference as if set forth in full herein.

Item 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended by deleting the final three paragraphs thereof and substituting the following therefor:

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         SF Investments is the beneficial owner of 428,496 shares of Common Stock, representing 20.0% of the issued and outstanding Common Stock, based upon the number of shares of Common Stock outstanding on April 26, 2001, as represented by the Issuer in the Agreement. Smithfield, as the sole stockholder of SF Investments, may be deemed to beneficially own the shares directly owned by SF Investments and therefore may be deemed to beneficially own 428,496 shares, representing 20.0% of Common Stock issued and outstanding as of April 26, 2001.

         In addition, as a result of the Voting Agreements, Smithfield may be deemed to be the beneficial owner of the 1,201,932 shares of Common Stock subject to the Voting Agreements (the "Subject Shares"). The Subject Shares constitute 56.0% of the issued and outstanding shares of Common Stock, based upon the number of shares of Common Stock outstanding on April 26, 2001, as represented by the Issuer in the Agreement.

         To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons beneficially own shares of Common Stock. Other than the Agreement and the Voting Agreements, there have been no transactions with respect to shares of Common Stock, within 60 days prior to the date hereof, by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of their directors or executive officers.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities Of The Issuer.

         Item 6 of the Schedule 13D is hereby deleted in its entirety and the following is substituted in lieu thereof:

         Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of


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

the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of proxies, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1 Agreement and Plan of Merger, dated as of April 30, 2001, by and among Smithfield, Acquisition and the Issuer

Exhibit 2          Form of Voting Agreement

Exhibit 3          Press Release issued by Smithfield on May 1, 2001



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

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SMITHFIELD FOODS, INC.



Date:    May 1, 2001                   By:          /s/ C. Larry Pope
                                                --------------------------------
                                       Name:    C. Larry Pope
                                       Title:   Vice President and Chief
                                                Financial Officer



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       SF INVESTMENTS, INC.



Date:    May 1, 2001                   By:          /s/ Michael H. Cole
                                                --------------------------------
                                       Name:    Michael H. Cole
                                       Title:   Vice President

                                  EXHIBIT INDEX

 Exhibit                            Description
 -------                            -----------


    1. Agreement and Plan of Merger, dated as of April 30, 2001, by and among Smithfield, Acquisition and the Issuer

    2.             Form of Voting Agreement

    3.             Press Release issued by Smithfield on May 1, 2001








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